Heineken
NV

08000525

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

RECEIVED 2008 FEB -1 A 6:13

date
25 January 2007

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

FOR IMMEDIATE RELEASE **Exemptionfile 82-4953**

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

25 January 2008

Recommended Cash Offer
for
Scottish & Newcastle plc
by
Sunrise Acquisitions Limited
(a company jointly owned by Heineken and Carlsberg)

Summary

- The boards of Sunrise Acquisitions Limited ("BidCo") and Scottish & Newcastle plc ("S&N") announce that they have reached agreement on the terms of a recommended cash offer to be made by BidCo, a newly incorporated company jointly owned by Carlsberg A/S ("Carlsberg") and Heineken N.V. ("Heineken") for the entire issued and to be issued share capital of S&N (the "Offer").

- Under the terms of the Offer, Scheme Shareholders will receive 800 pence in cash for each S&N Share. The Offer will be implemented by way of a court-sanctioned Scheme of Arrangement (the "Scheme").

- The Offer values S&N's entire existing issued share capital at approximately £7.6 billion and the entire issued and to be issued share capital at approximately £7.8 billion. No final dividend will be payable.

- The Offer of 800 pence per S&N Share represents:

  - a premium of 50.7 per cent. to the Closing Price of 531 pence per S&N Share on 28 March 2007, being the date immediately before speculation first arose around a possible offer for S&N;

  - a premium of 25.7 per cent. to the Closing Price of 637 pence per S&N Share on 16 October 2007, being the last Business Day prior to Carlsberg and Heineken announcing that they were in discussions regarding the formation of a consortium to make a possible offer for S&N; and

  - a multiple of 14.3x S&N's EBITDA for the year ended 31 December 2006.

- S&N and Carlsberg have agreed to release projected information for BBH for 2008 - 2010 as set out in this announcement.

- Following completion of the Offer, S&N's share of BBH, as well as the French, Greek, Chinese and Vietnamese operations will be transferred to Carlsberg. Heineken will continue to hold the remaining businesses, principally the UK and Ireland, Portuguese, Finnish, Belgian, US and Indian operations. The businesses will be separated as soon as possible and in any event within 12 months after the Effective Date.

- The Offer has compelling strategic rationale for both Carlsberg and Heineken.

- For Carlsberg, it is a transformational transaction which will deliver a major increase in its operational scale and long term growth prospects, resulting in the creation of the world's fastest growing global beer company. The principal benefits are:

  - gaining full control of BBH, Carlsberg's key growth asset;
  - further increasing Carlsberg's exposure to attractive growth markets;
  - enhancing Carlsberg's position in Western Europe with complementary businesses in France and Greece;
  - scale benefits, allowing the generation of significant synergy benefits based on reductions in overheads, implementation of best brewing practices and purchasing savings;
  - enhancing Carlsberg's brand portfolio by adding premium brands with strong local and international potential; and
  - expanding Carlsberg's Asian platform in the attractive Chinese and Vietnamese markets.

- For Heineken, the transaction will provide undisputed leadership in Europe and significant opportunities in profitable markets to grow the premium Heineken brand. The principal benefits are:

  - the acquisition of excellent platforms for future growth;
    - extensive new distribution and portfolio platforms in the UK and other markets to drive premium Heineken brand growth;
    - strong, complementary brands with international appeal and potential (Newcastle Brown Ale, Foster's, Strongbow cider); and
    - access to the UK cider market, which is growing at 18.6 per cent. p.a.;
  - leadership positions in key European markets;
    - number 1 in the UK and number 2 positions in the key markets of Portugal, Ireland, Finland and Belgium which are stable, profitable markets;
    - Heineken has a strong track record in creating value in mature markets through innovation, brand portfolio strategies and rigorous efficiency programmes;
  - a step-change in revenue growth, driving sizeable, reliable cash flow and profit streams to support future expansion;
  - greater exposure to developing markets and segments, with positions in India and the US import market;
  - estimated annual synergies of £120 million by year four with 70 per cent. in costs and 30 per cent. in revenues; and
  - optimisation of Heineken's capital structure.

- The Scheme Document, containing further information about the Offer, will be posted to S&N Shareholders as soon as practicable. The Scheme will be put to Scheme Shareholders at the Court Meeting and the EGM.

- The Offer is subject to the approval of Heineken and Heineken Holding N.V. ("Heineken Holding") shareholders. S&N has received irrevocable undertakings from the controlling family shareholders in respect of all of their own beneficial holdings of Heineken shares and Heineken Holding shares to vote in favour of (or procure the voting in favour of) any such resolutions that may be necessary to approve, effect and implement the Offer by BidCo to be proposed at the Heineken Shareholders' Meeting and the Heineken Holding Shareholders' Meeting.

- The approval of the European Commission and certain other competition authorities will also be required. Subject to the satisfaction of the Conditions, it is expected that the Scheme will become effective during Q2 2008.

- The directors of S&N, who have been so advised by Deutsche Bank, Rothschild and UBS, consider the terms of the Offer to be fair and reasonable. In providing their advice, Deutsche Bank, Rothschild and UBS have taken into account the commercial assessments of the directors of S&N. Accordingly, the directors of S&N intend unanimously to recommend that S&N Shareholders vote in favour of the Scheme and the resolutions at the Court Meeting and the EGM, as the directors have undertaken to do as further described below.

- BidCo has received irrevocable undertakings to vote in favour of (or procure the voting in favour of) the Scheme and the resolutions at the Court Meeting and the EGM from the directors of S&N in respect of all of their own beneficial shareholdings of S&N Shares amounting, in aggregate, to 9,531,441 S&N Shares, representing approximately 1.0 per cent. of S&N's entire existing issued share capital. These undertakings will remain binding in the event of a competing offer being made for S&N.

- BidCo has also received an irrevocable undertaking to procure the voting in favour of the Scheme and the resolutions at the Court Meeting and the EGM from Hartwall Capital OY in respect of 86,710,607 S&N Shares, representing approximately 9.2 per cent. of S&N's entire existing issued share capital. This undertaking will lapse if a third party announces, prior to 5 p.m. on the day which is 20 days after the despatch of the Scheme Document, a firm intention to make an offer with a value of not less than 850 pence per S&N Share. The 9,055,859 S&N Shares beneficially owned by Erik Hartwall and Henrik Therman are not included in such undertaking but, as directors of S&N, they have given undertakings in respect of these shares as referred to above.

Commenting on the Offer, Jorgen Buhl Rasmussen, President and CEO of Carlsberg, said:

"This is a truly transformational transaction for Carlsberg. In a single step we have created the world's fastest growing global brewer. We now have full control of our destiny in Russia and other BBH territories and I am truly excited about the new opportunities this will present to us."

Commenting on the Offer, Jean-François van Boxmeer, Chairman and CEO of Heineken, said:

"This is a significant strategic step for Heineken. It gives us undisputed leadership in Europe and creates significant opportunities in profitable markets to grow the premium Heineken brand. Our proven ability to create value from mature markets coupled with the step-change in revenue growth will drive our future expansion. I look forward to welcoming the Scottish & Newcastle employees into our business and learning from their unique experience and skills."

Commenting on the Offer, Sir Brian Stewart, Chairman of S&N, said:

"The management and employees of S&N have built a group with strong brands enjoying leading positions in both mature markets in Western Europe and growing emerging markets. These emerging markets include those covered by BBH, the prospects of which shareholders will be better placed to assess as a result of today's announcement. The S&N Board believes that the Consortium's offer delivers a fair value for S&N, reflecting its growth prospects, and will be recommending that shareholders accept."

Carlsberg is hosting an analyst presentation at 9.00 a.m. (London time) at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP. The analyst presentation will be webcast live and can be accessed via Carlsberg's corporate website at www.carlsberggroup.com. To participate in the live question and answer session to be held after the presentation, analysts should dial +44 20 8515 2301. The webcast of the analyst presentation will also be available via Carlsberg's corporate website at www.carlsberggroup.com.

Heineken is hosting an analyst presentation at 10.00 a.m. (London time) at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP. The analyst presentation will be webcast live and can be accessed via Heineken's corporate website at www.heinekeninternational.com. To participate in the live question and answer session to be held after the presentation, analysts should dial +44 20 7190 1232. The webcast of the analyst presentation will also be available via Heineken's corporate website at www.heinekeninternational.com.

Heineken is hosting a press conference at 11.30 a.m. (London time) at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP. The press conference will be webcast live and can be accessed via Heineken's corporate website at www.heinekeninternational.com. To participate in the live question and answer session to be held, members of the press should dial +44 20 8515 2378. The webcast of the press conference will also be available via Heineken's corporate website at www.heinekeninternational.com.

Carlsberg is hosting a press conference at 12.15 p.m. (London time) at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP. The press conference will be webcast live and can be accessed via Carlsberg's corporate website at www.carlsberggroup.com. To participate in the live question and answer session to be held, members of the press should dial +44 20 7190 1232. The webcast of the press conference will also be available via Carlsberg's corporate website at www.carlsberggroup.com.

Carlsberg is hosting a conference call at 2.00 p.m. (London time) for analysts and investors with audio webcast. To participate in the conference call, analysts and investors should dial +1 480 248 5081.

Heineken is hosting a conference call at 3.00 p.m. (London time) for analysts and investors with audio webcast. To participate in the conference call, analysts and investors should dial +1 480 629 1990.

This summary should be read in conjunction with the full text of the following announcement and the Appendices. The Scheme will be subject to the Conditions and further terms set out in Appendix I to this announcement and to the full terms and Conditions to be set out in the Scheme Document. Appendix II to this announcement contains bases and sources relating to certain information contained in this announcement. Appendix III provides information in relation to certain irrevocable undertakings. Appendix IV contains definitions of certain terms used in this announcement.

Enquiries:

Carlsberg

Jens Peter Skaarup (Danish Media)	Tel:	+45 3327 1417
Mikael Bo Larsen	Tel:	+45 3327 1223

Heineken

Veronique Schyns (Dutch Media)	Tel:	+31 620 300 139
Jan van de Merbel	Tel:	+31 651 400 621

Lehman Brothers (financial adviser and corporate broker to BidCo and Carlsberg)

Adrian Fisk		
Henry Phillips	Tel:	+44 20 7102 1000
Ed Matthews (Corporate Broking)		

Credit Suisse (financial adviser and corporate broker to BidCo and Heineken) Bertrand Facon

Stuart Upcraft		
James Leigh Pemberton (Corporate Broking)	Tel:	+44 20 7888 8888

Finsbury (public relations advisers to the Consortium)	Tel:	+44 20 7251 3801
Mike Smith		
Guy Lamming		

Scottish & Newcastle

Richard Gibb: Head of Corporate Affairs	Tel:	+44 131 203 2000
Robert Ballantyne: Head of Corporate Communications		
Joanna Speed: Head of Investor Relations		

Deutsche Bank (financial adviser and corporate broker to S&N)	Tel:	+44 20 7545 8000
Nigel Meek		
Jeremy Quin		
James Arculus		
James Agnew (Corporate Broking)		

Rothschild (financial adviser to S&N)	Tel:	+44 20 7280 5000
Akeel Sachak		
Nicholas Wrigley		
Robert Plowman		
UBS (financial adviser and corporate broker to S&N)	Tel:	+44 20 7567 8000
Heino Teschmacher		
James Robertson		
Tim Waddell (Corporate Broking)		

Smithfield (financial public relations adviser to S&N)	Tel:	+44 20 7903 0667
John Kiely		

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor shall there by any sale, issuance or transfer of the securities in any jurisdiction in contravention of applicable law. Any response in relation to the Offer should be made only on the basis of the information in the Scheme Document or any document by which the Offer is made. S&N will prepare the Scheme Document to be distributed to S&N Shareholders. ***S&N and BidCo urge S&N Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. S&N Shareholders may obtain a free copy of the Scheme Document, when it becomes available, from any of Deutsche Bank, Rothschild, UBS, Credit Suisse or Lehman Brothers.***

Whether or not certain S&N Shares are voted at the Court Meeting or the EGM, if the Scheme becomes effective those S&N Shares will be cancelled pursuant to the Scheme in return for the payment of 800 pence per S&N Share.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Heineken and BidCo and no-one else in connection with the Offer and will not be responsible to anyone other than Heineken or BidCo for providing the protections afforded to clients of Credit Suisse or for providing advice in relation to the Offer or to the matters referred to herein.

Lehman Brothers, which is authorised and regulated in the UK by the Financial Services Authority, is acting exclusively for Carlsberg and BidCo and no-one else in connection with the Offer and will not be responsible to anyone other than Carlsberg or BidCo for providing the protections afforded to clients of Lehman Brothers or for providing advice in relation to the Offer or to the matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively for S&N and no-one else in connection with the Offer and will not be responsible to anyone other than S&N for providing the protections afforded to clients of Deutsche Bank AG or for providing advice in relation to the Offer or to the matters referred to herein.

N M Rothschild & Sons Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for S&N and no one else in connection with the Offer and will not be responsible to anyone other than S&N for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in relation to the Offer or to the matters referred to herein.

UBS Investment Bank, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for S&N and no-one else in connection with the Offer and will not be responsible to anyone other than S&N for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Offer or to the matters referred to herein.

The availability of the Offer to S&N Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than in the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

The Offer will not be made, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of this announcement and formal documentation relating to the Offer will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction.

Notice to US investors

The Offer relates to the shares in a Scottish company and is being made by means of a scheme of arrangement provided for under company law of Scotland. A transaction effected by means of a scheme of arrangement is not subject to the proxy and tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements, rules and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US proxy and tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies. If BidCo decides, subject to the consent of the Panel, to implement the Offer by way of a takeover offer, the Offer will be made in compliance with applicable US laws and regulations.

S&N is organised under the laws of Scotland. All of the directors of S&N are residents of countries other than the United States, and substantially all of the assets of S&N are located outside of the United States. BidCo is a newly incorporated Jersey company owned by Carlsberg, a Danish corporation and Heineken, a Dutch corporation, and formed in connection with the Offer. You may not be able to sue S&N, BidCo, Heineken or Carlsberg in a non-US court for violations of US securities laws.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Offer; (b) passed upon the merits or fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States.

Forward-Looking Statements

This announcement, oral statements made regarding the Offer, and other information published by Heineken, Carlsberg, BidCo and S&N contain statements that are or may be "forward-looking statements", including for the purposes of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of the management of Heineken, Carlsberg, BidCo and S&N and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects of the Offer on S&N and BidCo, the expected timing and scope of the Offer, synergies, other strategic options and all other statements in this announcement other than historical facts. Statements in this announcement relating to BBH are or

may be "forward-looking statements", including for the purposes of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of the management of Carlsberg and S&N and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as "targets", "plans", "aims", "intends", "expects", "anticipates", "believes", "estimates", "will", "may" and "should" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of BidCo or S&N. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the Conditions to the Offer, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Investors should not place undue reliance on any forward-looking statements and neither Heineken, Carlsberg, BidCo, nor S&N undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of S&N, all "dealings" in any "relevant securities" of S&N (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of S&N by Heineken, Carlsberg, BidCo or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial

adviser authorised under the Financial Services and Markets Act 2000, or consult the Panel's website at www.thetakeoverpanel.org.uk.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

25 January 2008

Recommended Cash Offer
for
Scottish & Newcastle plc
by
Sunrise Acquisitions Limited
(a company jointly owned by Heineken and Carlsberg)

1. Introduction

The boards of Sunrise Acquisitions Limited ("BidCo") and Scottish & Newcastle plc ("S&N") announce that they have reached agreement on the terms of a recommended cash offer to be made by BidCo, a newly incorporated company jointly owned by Carlsberg A/S ("Carlsberg") and Heineken N.V. ("Heineken") for the entire issued and to be issued share capital of S&N (the "Offer").

2. The Offer

It is intended that the Offer be implemented by way of a court-sanctioned scheme of arrangement under section 425 of the Companies Act.

Under the Offer, which will be subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document, Scheme Shareholders will be entitled to receive:

for each S&N Share	**800 pence in cash**

The Offer values S&N's entire existing issued share capital at approximately £7.6 billion and the entire issued and to be issued share capital at approximately £7.8 billion. No final dividend will be payable.

The Offer of 800 pence per S&N Share represents:

- a premium of 50.7 per cent. to the Closing Price of 531 pence per S&N Share on 28 March 2007, being the date immediately before speculation first arose around a possible offer for S&N;
- a premium of 25.7 per cent. to the Closing Price of 637 pence per S&N Share on 16 October 2007, being the last Business Day prior to Carlsberg and Heineken announcing that they were in discussions regarding the formation of a consortium to make a possible offer for S&N; and
- a multiple of 14.3x S&N's EBITDA for the year ended 31 December 2006.

3. Recommendation

The directors of S&N, who have been so advised by Deutsche Bank, Rothschild and UBS, consider the terms of the Offer to be fair and reasonable. In providing their advice, Deutsche Bank, Rothschild and UBS have taken into account the commercial assessments of the directors of S&N.

Accordingly, the directors of S&N intend unanimously to recommend that S&N Shareholders vote in favour of the Scheme and the resolutions at the Court Meeting and the EGM, as they have irrevocably undertaken to do in respect of their own beneficial shareholdings of 9,531,441 S&N Shares, representing (as at the date of this announcement) approximately 1.0 per cent. of the existing issued share capital of S&N.

4. Background to and reasons for the Offer

A combination of S&N's assets with Carlsberg and Heineken respectively has clear strategic rationale. The global brewing industry has continued to consolidate and by participating in this consolidation Carlsberg and Heineken will continue to strengthen their competitive positions. Carlsberg will acquire S&N's share of BBH, as well as the French, Greek, Chinese and Vietnamese operations. Heineken will acquire the remaining businesses, principally the UK and Ireland, Portuguese, Finnish, Belgian, US and Indian operations.

Carlsberg's rationale for the Offer

The acquisition by Carlsberg of 50 per cent. of BBH and S&N's operations in France, Greece, China and Vietnam is a transformational transaction for Carlsberg and will deliver a major increase in its operational scale and long term growth prospects. The transaction represents a natural next step for Carlsberg and follows its clear strategy of achieving full control over its key operational assets.

Carlsberg currently estimates that on a debt free and cash free basis, the enterprise value of the assets that Carlsberg is acquiring amounts to DKK 58.2 billion (£5.8 billion) and that these assets will generate an estimated EBITDA excluding synergies of DKK 4.8 billion (£479 million) in the first full year following completion. Carlsberg estimates that 50 per cent. of BBH and the French business will generate estimated EBITDA excluding synergies of DKK 3.5 billion (£355 million) and DKK 1.2 billion (£121 million), respectively, in the first full year following completion.

It is anticipated that the transaction will deliver the following key benefits for Carlsberg:

- full control over BBH: Carlsberg will gain full control over BBH, removing uncertainty over the long term control of the asset and substantially increasing Carlsberg's long term growth profile. Unification of BBH ownership will enable Carlsberg to maximise the potential of its key Carlsberg and Tuborg brands in the BBH markets;

- increased exposure to growth markets: Carlsberg will significantly increase its exposure to growing beer markets;

- enhanced position in Western Europe as the clear number two brewer: the addition of the French and Greek operations complements Carlsberg's existing portfolio of leading European market positions providing increased scale and an opportunity to extend Carlsberg's proven efficiency programmes;

- scale benefits: the enhanced beer platform will allow Carlsberg to generate significant synergy benefits based on reductions in overheads, implementation of best brewing practices and purchasing savings; and

- expanded Asian platform: the transaction reinforces Carlsberg's long-standing and growing Asian presence through the acquisition of S&N's positions in the attractive Chinese and Vietnamese markets.

These benefits will result in the creation of the world's fastest growing global beer company with significantly enhanced operational and long-term growth.

Carlsberg estimates that the transaction will deliver run-rate annual pre-tax synergies of approximately DKK 1.3 billion (£126 million) by the third full year following completion of the acquisition. These synergies are anticipated to arise predominantly through:

- the integration of the BBH business into Carlsberg's global operations and the associated supply chain and commercial synergies (DKK 1.0 billion, £100 million); and

- the impact of Carlsberg's excellence programmes in the French and Greek businesses (DKK 0.3 billion, £26 million).

Carlsberg expects the transaction to generate significant value over the medium term. Return on invested capital (ROIC) from the transaction is expected to exceed Carlsberg's weighted average cost of capital in the third full year after the transaction.

Heineken's rationale for the Offer

The acquisition by Heineken of S&N's operations in the UK, Ireland, Portugal, Finland, Belgium, the US and India results in undisputed leadership in Europe, greater exposure to developing markets and segments and creates significant opportunities in profitable markets to grow the premium Heineken brand.

Heineken estimates that on a debt free and cash free basis, the enterprise value of the assets that Heineken is acquiring amounts to EUR 6.1 billion (£4.5 billion) and that these assets generated an estimated EBITDA of EUR 472 million (£350 million) in 2007.

The principal benefits are:

- the acquisition of excellent platforms for future growth;
  - extensive new distribution and portfolio platforms in the UK and other markets to drive premium Heineken brand growth;
  - strong, complementary brands with international appeal and potential (Newcastle Brown Ale, Foster's, Strongbow cider); and
  - access to the UK cider market, which is growing at 18.6 per cent. p.a.;
- leadership positions in key European markets;
  - number 1 in the UK and number 2 positions in the key markets of Portugal, Ireland, Finland and Belgium, which are stable, profitable markets;
  - Heineken has a strong track record in creating value in mature markets through innovation, brand portfolio strategies and rigorous efficiency programmes;
- a step-change in revenue growth, driving sizeable, reliable cash flow and profit streams to support future expansion, enabling Heineken to drive premiumisation in key markets.;
- greater exposure to developing markets and segments, with positions in
  - the fast growing Indian beer market; and
  - the growing US beer import segment;

- estimated synergies of EUR 162 million (£120 million) by year four with 70 per cent. in costs (production, distribution, support functions and implementation of best practices) and 30 per cent. in revenues (including Heineken and premium brand portfolio and leverage of S&N's portfolio brands);

- optimisation of Heineken's capital structure;
  - greater gearing but balance sheet still strong;
  - no capital increase needed;
  - net debt/EBITDA would have been 2.7x in 2007 on a pro-forma basis; and
  - the transaction will be immediately EPS accretive.

5. **Information on S&N**

S&N is one of the world's leading beer-led beverages companies with strong positions in 15 countries. S&N has three of Europe's top ten beer brands in Baltika (via its joint venture in BBH with Carlsberg), Foster's and Kronenbourg 1664. Its portfolio also includes national market leaders, such as John Smith's and Strongbow in the UK, Kronenbourg in France, Sagres in Portugal and Lapin Kulta in Finland. S&N is the world leader in cider and has significant positions in non-alcoholic beverages in Finland and Portugal. For the year ended 31 December 2006, around 45 per cent. of S&N's sales from continued operations were made in the UK, with approximately 17 per cent. from BBH and approximately 38 per cent. from the rest of Europe and elsewhere.

For the financial year ended 31 December 2006, S&N had revenues from subsidiaries, joint ventures and associates of £4,155 million (2005: £3,926 million) and net income of £303 million (2005: £248 million). As of 30 June 2007, S&N had net debt of £1,898 million (£1,912 million as of 31 December 2006) and total equity of £3,426 million (£3,352 million as of 31 December 2006). S&N employs over 15,000 people.

6. **Information on BBH**

BBH, the 50:50 joint venture between S&N and Carlsberg is the holding company for a group of businesses in the CIS, the largest of which is Baltika, the leading player in the Russian beer market. Its key brand, Baltika, is the third largest beer brand in Europe. BBH also controls companies which have significant positions in the Ukraine, the Baltic countries and Kazakhstan.

Financial Information on BBH

The following projected financial information has been extracted from the BBH business plan which was prepared for internal planning purposes in Q3 2007. The BBH business plan was prepared in local currencies for each BBH business and has been converted into Euros using the prevailing exchange rates as at 23 January 2008 (the latest practicable date prior to the date of this announcement). The conversion is made at a Rouble/Euro exchange rate of 35.996.

Year ended 31 December		2008	2009	2010
Russia				
Beer market volume growth		5.0%	4.0%	3.0%

Total BBH				
Beer volume (hl m)		60.4	64.6	68.8
EBITDA (EURm)		950	1,100	1,250
EBIT (EURm)		740	865	990
Capital expenditure (EURm)		460	385	330

The table sets out the financial projections for 100 per cent. of BBH.

7. **Information on BidCo**

BidCo is a private company incorporated in Jersey for the purpose of implementing the Offer. BidCo has not traded since its incorporation and its sole current activity relates to the implementation of the Offer. BidCo is jointly owned indirectly by Carlsberg and Heineken.

Following the Effective Date, Heineken and Carlsberg have agreed that Heineken will assume control of the Heineken Acquired Businesses and Carlsberg will assume control of the Carlsberg Acquired Businesses. Accordingly, the Carlsberg Acquired Businesses will be transferred to Carlsberg (or another member of the Carlsberg Group it nominates) and the Heineken Acquired Businesses (other than in the United Kingdom) will be transferred to Heineken (or another member of the Heineken Group it nominates).

8. **Information on Carlsberg**

Carlsberg is one of the world's largest brewing groups, selling its products in over 150 countries worldwide. Carlsberg operates both in mature markets in Western Europe and selected growth markets in Russia and neighbouring countries, other parts of Eastern Europe and Asia. Carlsberg owns 75 breweries in over 24 countries. With a total beer production volume of 73 million hectolitres in 2006, Carlsberg is the number one brewer in Northern Europe and Russia and ranked fifth in the world beer market by volume.

For the year ended 31 December 2006, revenues amounted to DKK 41.1 billion (2005: DKK 38.0 billion), operating profit amounted to DKK 4.0 billion (2005: DKK 3.5 billion) and net profit amounted to DKK 1.9 billion (2005: DKK 1.1 billion). As at 31 December 2006, Carlsberg had shareholders' equity of DKK 17.6 billion (2005: DKK 18.0 billion). Carlsberg employs over 30,000 people.

9. **Information on Heineken**

Heineken is one of the world's leading international brewers. The Heineken brand is sold in almost every country in the world and the company owns more than 115 breweries in more than 65 countries. With a total group beer production volume of 132 million hectolitres in 2006, Heineken ranked fourth in the world beer market by volume.

Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control.

For the year ended 31 December 2006, revenues amounted to €11.8 billion (2005: €10.8 billion), EBIT before exceptional items and amortisation of brands amounted to €1.6 billion (2005: €1.4 billion) and net profit before exceptional items and amortisation of brands amounted to €930 million (2005: €840 million). As at 31 December 2006, Heineken had shareholders' equity of €5.0 billion (2005: €4.0 billion). Heineken employs over 57,500 people.

10. **Management and employees**

BidCo values highly the skills, knowledge and expertise of S&N's existing management and employees. BidCo has given assurances to the directors of S&N that, following the Scheme becoming effective, the existing employment rights, including pension rights, of the management and employees of S&N will be fully safeguarded.

11. **S&N Share Schemes**

The Offer will affect share options and incentive awards granted under the S&N Share Schemes. Participants in the S&N Share Schemes will be contacted regarding the effect of the Offer on their rights under these schemes and appropriate proposals will be made to such participants in due course. Further details of these proposals will be set out in the Scheme Document.

12. **S&N Pension Schemes**

Prior to this announcement, the Directors of Scottish & Newcastle Pension Plan Trustee Limited ("the Trustee") held substantive discussions with Heineken and agreement has been reached with them. Under the agreement a guarantee will be put in place from Heineken. As part of the agreement, Heineken will also accelerate the deficit payments previously agreed, with S&N with an injection shortly after closing of £50 million into the plan.

The Trustee board arrangements will remain as at present with an equal balance of independent, member and company-nominated directors. The Trustee directors also intend to maintain the current investment strategy.

13. **Irrevocable Undertakings**

BidCo has received irrevocable undertakings to vote in favour of (or procure the voting in favour of) the Scheme and the resolutions at the Court Meeting and the EGM from the directors of S&N in respect of all of their own beneficial holdings of S&N Shares amounting, in aggregate, to 9,531,441 S&N Shares, representing approximately 1.0 per cent. of S&N's entire existing issued share capital. These undertakings will remain binding in the event of a competing offer being made for S&N.

BidCo has also received an irrevocable undertaking to procure the voting in favour of the Scheme and the resolutions at the Court Meeting and the EGM from Hartwall Capital OY in respect of 86,710,607 S&N Shares, representing approximately 9.2 per cent. of S&N's entire existing issued share capital. This undertaking will lapse if a third party announces, prior to 5 p.m. on the day which is 20 days after the despatch of the Scheme Document, a firm intention to make an offer with a value of not less than 850 pence per S&N Share. The 9,055,859 S&N Shares beneficially owned by Erik Hartwall and Henrik Therman are not included in such undertaking but, as directors of S&N, they have given undertakings in respect of these shares as referred to above.

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

14. **Arbitration**

Carlsberg and S&N have agreed that the arbitration proceedings relating to BBH will continue but be conducted in private pending completion of the Offer and that neither party's position will be prejudiced by the making and recommendation of the Offer. Both parties are committed to pursuing the Offer.

15. **Anti-trust**

The Offer is conditional on receipt of merger control approval (or deemed approval) in the European Union under the EC Merger Regulation for:

(i) the proposed transfer of the Heineken Acquired Businesses to Heineken or the proposed acquisition of the Heineken Acquired Businesses by Heineken; and

(ii) the proposed transfer of the Carlsberg Acquired Businesses to Carlsberg or the proposed acquisition of the Carlsberg Acquired Businesses by Carlsberg.

The Offer is also conditional on merger control approval (or deemed approval) being granted in the USA, Russia and Ukraine.

16. **Financing the Offer**

Carlsberg and Heineken have secured separate committed financing arrangements for the provision to BidCo of the necessary financing to fund the cash consideration payable by BidCo to Scheme Shareholders under the Offer.

Carlsberg

The aggregate consideration payable by Carlsberg will be financed through committed new debt facilities and an equity bridge facility, underwritten by BNP Paribas, Danske Bank, Lehman Brothers and Nordea. These facilities will be used to fund its contribution to BidCo and refinance debt of S&N. The equity bridge facility will be refinanced with proceeds from a rights issue after the Scheme is effective.

Carlsberg has entered into a standby equity underwriting agreement with BNP Paribas, Danske Bank, Lehman Brothers and Nordea under which they undertake on a several basis to underwrite a rights issue by Carlsberg of Carlsberg shares to existing Carlsberg shareholders to raise net proceeds of up to DKK 31.5 billion.

The rights issue will be sized to raise sufficient proceeds to ensure Carlsberg will maintain an investment grade credit rating, subject to a maximum of DKK 31.5 billion. Precise terms, timing and conditions of the rights issue will be determined at a later stage and will depend on market conditions.

The Carlsberg Foundation fully supports the Offer. Under the Carlsberg Foundation Charter, the Carlsberg Foundation must at all times hold at least 51 per cent. of the voting rights in Carlsberg and own more than 25 per cent. of Carlsberg's overall outstanding share capital. The Consortium has received assurance from the Carlsberg Foundation that the Carlsberg Foundation will support the approval sought at any required extraordinary general meeting of Carlsberg to increase the authorised share capital to facilitate the intended capital increase by way of a rights issue.

Heineken

Heineken's financing will be provided through a committed new debt facility, which is being provided by Credit Suisse, Bank of America, Barclays Bank PLC, BNP Paribas, Citibank N.A.,

Fortis Bank (Nederland) N.V., HSBC Bank plc, ING Bank N.V. and JPMorgan Chase Bank N.A. as well as existing loan facilities.

Credit Suisse and Lehman Brothers, financial advisers to BidCo, are satisfied that sufficient financial resources are available to BidCo to enable it to satisfy in full the cash consideration payable under the Offer.

17. **Loan Notes**

BidCo has agreed to use its best endeavours to make available to S&N Shareholders, in connection with the Offer, an appropriately guaranteed or secured loan note alternative. Further details will be included in the Scheme Document.

18. **Approvals**

The Offer is subject to the approval of the shareholders of Heineken and Heineken Holding, and will be put to shareholders of Heineken and Heineken Holding at the Heineken Shareholders' Meeting and Heineken Holding Shareholders' Meeting, respectively. The controlling family shareholders of Heineken and Heineken Holding fully support the Offer. S&N has received irrevocable undertakings from the controlling family shareholders in respect of all of their own beneficial holdings of Heineken shares and Heineken Holding shares, representing 50.005 per cent. of Heineken's aggregate existing share capital and 58.78 per cent. of Heineken Holding's aggregate existing share capital, to vote in favour of (or procure the voting in favour of) any such resolutions that may be necessary to approve, effect and implement the Offer by BidCo to be proposed at the Heineken Shareholders' Meeting and the Heineken Holding Shareholders' Meeting.

19. **Structure of the Offer**

The Offer is expected to be effected by means of a court-sanctioned scheme of arrangement between S&N and the Scheme Shareholders under section 425 of the Companies Act. The procedure involves an application by S&N to the Court to sanction the Scheme and to confirm the cancellation of all the Scheme Shares, in consideration for which the Scheme Shareholders will receive cash on the basis set out above. The Scheme is subject to the Conditions and certain further terms referred to in Appendix I to this announcement.

Before the Final Court Order can be sought, the Scheme will require approval by Scheme Shareholders at the Court Meeting and approval of the S&N Shareholders of certain resolutions to be proposed at the EGM.

The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). The Scheme will be approved at the Court Meeting if a majority in number representing not less than three-fourths in value of the Scheme Shareholders present and voting, either in person or by proxy, votes in favour of the Scheme.

The EGM will be convened for the purposes of considering and, if thought fit, passing one or more special resolutions to approve the reduction of S&N's share capital and the amendments to the articles of association of S&N necessary to implement the Scheme and any other resolutions that may be necessary.

Once the necessary approvals from the S&N Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme will become effective

upon sanction by the Court and registration of the Final Court Order by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM.

Under the Scheme, each Scheme Share will be cancelled and new S&N Shares will be issued fully paid to BidCo. In consideration for the cancellation of their Scheme Shares, Scheme Shareholders will receive consideration under the terms of the Offer as set out above.

BidCo and S&N have agreed, subject to the consent of the Panel, that BidCo may elect to implement the Offer by way of a takeover offer. In this event, that offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme. If BidCo does elect to implement the Offer by way of a takeover offer, and if sufficient acceptances of such offer are received and/or sufficient S&N Shares are otherwise acquired, it is the intention of BidCo to apply the provisions of sections 979 to 982 (inclusive) of the Companies Act 2006 to acquire compulsorily any outstanding S&N Shares to which such offer relates.

20. Expected Timetable

It is intended that the Scheme Document containing further details of the Scheme will be despatched to S&N Shareholders and, for information only, to participants in the S&N Share Schemes, as soon as practicable. The Scheme Document will include the notices of the Meetings and full details of the Scheme together with the expected timetable, and will specify the necessary actions to be taken by the S&N Shareholders. The Scheme is expected to become effective during Q2 2008.

21. Implementation Agreement

S&N, BidCo, Carlsberg and Heineken have entered into the Implementation Agreement, which contains certain obligations in relation to the implementation of the Scheme and the conduct of S&N's business prior to the Effective Date or the termination of such agreement.

Under the Implementation Agreement S&N has agreed with BidCo an inducement fee equivalent to one per cent. of the value of the latest offer price announced by BidCo for S&N, which shall be calculated by multiplying the offer price per S&N Share by the aggregate number of issued and to be issued ordinary shares of S&N and adding the see-through value of outstanding options or warrants.

The inducement fee shall be payable by S&N if, in summary:

(i) the board of directors of S&N (or any committee thereof) withdraws its recommendation of the Offer before the Offer lapses or is withdrawn, other than in circumstances where a break fee is payable by BidCo, Carlsberg or Heineken as referred to below; or

(ii) a competing proposal by a third party which is not acting in concert with BidCo (including, without limitation, any competing offer (or scheme), any merger or business combination, any de-merger and/or any material re-organisation of the S&N Group or any transaction that constitutes a class 1 disposal for S&N for the purposes of the Listing Rules (in each case whether in one transaction or a series of transactions)) is announced (with or without pre-conditions and whether pursuant to Rule 2.4 or Rule 2.5 of the Code or otherwise) before the Offer lapses or is withdrawn, and such competing proposal subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented.

Under the Implementation Agreement, BidCo, Carlsberg and Heineken have agreed with S&N an inducement fee payable by BidCo to S&N of an amount equal to the S&N inducement fee

described above if, in summary, the Offer does not become unconditional by reason of any of the Conditions referred to in paragraph 3(B) to 3(E) or, to the extent that such paragraphs relate to anti-trust matters, paragraphs 3(F) or 3(G) of Part A of Appendix 1 to this announcement not being satisfied. If any of such Conditions is not satisfied solely for reasons connected with the Carlsberg Acquired Businesses, Carlsberg shall pay such inducement fee and it shall be reduced to 50 per cent. of the amount which would have been paid by BidCo. If any of such Conditions are not satisfied solely for reasons connected with the Heineken Acquired Businesses, Heineken shall pay such inducement fee and it shall be reduced to 50 per cent. of the amount which would have been paid by BidCo.

22. **Disclosure of interests in S&N**

Except as disclosed below and except for the irrevocable undertakings referred to in paragraph 13 above, as at 23 January 2008 (the latest practicable date prior to the date of this announcement), neither Heineken, Carlsberg, BidCo, nor any of the directors of Heineken, Carlsberg or BidCo, nor, so far as the directors of Heineken, Carlsberg or BidCo are aware, any person acting in concert with Heineken, Carlsberg or BidCo for the purposes of the Offer has any interest in, right to subscribe for, or has borrowed or lent any S&N Shares or securities convertible or exchangeable into S&N Shares ("S&N Securities"), nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery in relation to S&N Securities.

Party	*Interest in S&N Shares*	
Lehman Brothers	Long	407,251
	Short	19,503
	Net	387,748

For these purposes, "arrangement" includes any indemnity or option arrangement or any agreement or understanding, formal or informal, of whatever nature, relating to S&N Securities which may be an inducement to deal or refrain from dealing in such securities. In the interests of secrecy prior to this announcement, BidCo has not made any enquiries in this respect of the matters referred to in this paragraph of certain parties who may be deemed by the Panel to be acting in concert with them for the purposes of the Scheme. Enquiries of such parties will be made as soon as practicable following the date of this announcement and any material disclosure in respect of such parties will be included in the Scheme Document.

23. **De-listing and re-registration**

It is intended that, following the Scheme becoming effective, and subject to applicable requirements of the London Stock Exchange, BidCo will procure that S&N applies to the London Stock Exchange to cancel the admission to trading of the S&N Shares on the London Stock Exchange's main market for listed securities and to the UK Listing Authority to cancel the listing of the S&N Shares on the Official List. It is also intended that S&N will be re-registered as a private limited company as part of the Scheme.

24. **Overseas shareholders**

The availability of the Offer to S&N Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform

themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. S&N Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

25. **General**

The Offer will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Scheme will be governed by Scottish law and will be subject to the jurisdiction of the Scottish courts and the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document.

The bases and sources of certain financial information contained in this announcement are set out in Appendix II to this announcement.

Certain terms used in this announcement are defined in Appendix IV to this announcement.

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor shall there by any sale, issuance or transfer of the securities in any jurisdiction in contravention of applicable law. Any response in relation to the Offer should be made only on the basis of the information in the Scheme Document or any document by which the Offer is made. S&N will prepare the Scheme Document to be distributed to S&N Shareholders. S&N and BidCo urge S&N Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. S&N Shareholders may obtain a free copy of the Scheme Document, when it becomes available, from any of Deutsche Bank, UBS, Rothschild, Credit Suisse and Lehman Brothers.

Whether or not certain S&N Shares are voted at the Court Meeting or the EGM, if the Scheme becomes effective those S&N Shares will be cancelled pursuant to the Scheme in return for the payment of 800 pence per S&N Share.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Heineken and BidCo and no one else in connection with the Offer and will not be responsible to anyone other than Heineken or BidCo for providing the protections afforded to clients of Credit Suisse or for providing advice in relation to the Offer or to the matters referred to herein.

Lehman Brothers, which is authorised and regulated in the UK by the Financial Services Authority, is acting exclusively for Carlsberg and BidCo and no-one else in connection with the Offer and will not be responsible to anyone other than Carlsberg or BidCo for providing the protections afforded to clients of Lehman Brothers or for providing advice in relation to the Offer or to the matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively for S&N and no-one else in connection with the Offer and will not be responsible to anyone other than S&N for providing the

protections afforded to clients of Deutsche Bank AG or for providing advice in relation to the Offer or to the matters referred to herein.

N M Rothschild & Sons Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for S&N and no one else in connection with the Offer and will not be responsible to anyone other than S&N for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in relation to the Offer or to the matters referred to herein.

UBS Investment Bank, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for S&N and no-one else in connection with the Offer and will not be responsible to anyone other than S&N for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Offer or to the matters referred to herein.

The availability of the Offer to S&N Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than in the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

The Offer will not be made, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of this announcement and formal documentation relating to the Offer will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction.

Notice to US investors

The Offer relates to the shares in a Scottish company and is being made by means of a scheme of arrangement provided for under company law of the Scotland. A transaction effected by means of a scheme of arrangement is not subject to the proxy and tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements, rules and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US proxy and tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies. If BidCo decides, subject to the

consent of the Panel to implement the Offer by way of a takeover offer, the Offer will be made in compliance with applicable US laws and regulations.

S&N is organised under the laws of Scotland. All of the directors of S&N are residents of countries other than the United States, and substantially all of the assets of S&N are located outside of the United States. BidCo is a newly incorporated Jersey company owned by Carlsberg, a Danish corporation and Heineken, a Dutch corporation, and formed in connection with the Offer. You may not be able to sue S&N, BidCo, Heineken or Carlsberg in a non-US court for violations of US securities laws.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Offer; (b) passed upon the merits or fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States.

Forward-Looking Statements

This announcement, oral statements made regarding the Offer, and other information published by Heineken, Carlsberg, BidCo and S&N contain statements that are or may be "forward-looking statements", including for the purposes of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of the management of Heineken, Carlsberg, BidCo and S&N and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects of the Offer on S&N and BidCo, the expected timing and scope of the Offer, synergies, other strategic options and all other statements in this announcement other than historical facts. Statements in this announcement relating to BBH are or may be "forward-looking statements", including for the purposes of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of the management of Carlsberg and S&N and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as "targets", "plans", "aims", "intends", "expects", "anticipates", "believes", "estimates", "will", "may" and "should" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of BidCo or S&N. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the Conditions to the Offer, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Investors should not place undue reliance on any forward-looking statements and neither Heineken, Carlsberg, BidCo, nor S&N undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of S&N, all "dealings" in any "relevant securities" of S&N (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of S&N by Heineken, Carlsberg, BidCo or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, or consult the Panel's website at www.thetakeoverpanel.org.uk.

APPENDIX I

PART A: Conditions of the Offer

1. The Offer will, if it is implemented by way of the Scheme, be conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by no later than 8 July 2008, or such later date (if any) as BidCo, S&N, the Panel and (if required) the Court may allow.

2. The Scheme will be conditional upon:

   A. approval of the Scheme by a majority in number of the Scheme Shareholders entitled to vote and present and voting, either in person or by proxy, at the Court Meeting or at any adjournment of such meeting and the votes cast at such meeting in favour of the Scheme representing three-fourths or more of the total votes cast at such meeting;

   B. all resolutions necessary to approve and implement the Scheme as set out in the notice of the EGM in the Scheme Document being duly passed by the requisite majority at the EGM or at any adjournment of that meeting and not subsequently being revoked; and

   C. the sanction (without modification or with modification as agreed by S&N and BidCo) of the Scheme and the confirmation of the Capital Reduction involved therein by the Court and:

      i. the delivery of an office copy of the Final Court Order and the minute of such reduction attached thereto to the Registrar of Companies; and

      ii. the registration, in relation to the Capital Reduction, of the Final Court Order by the Registrar of Companies.

3. In addition, BidCo and S&N have agreed that, subject to paragraph 4 below, the Offer will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective including the delivery of an office copy of the Final Court Order and the minute of such reduction attached thereto to the Registrar of Companies and, in relation to the Capital Reduction, the registration of the Final Court Order by the Registrar of Companies, will not be taken unless such Conditions (as amended if appropriate) have been satisfied (and continue to be satisfied pending the commencement of the Court Hearing) or waived:

   A. the passing at the Heineken Shareholders' Meeting and the Heineken Holding Shareholders' Meeting (or at any adjournment of such meetings) of such resolution or resolutions as may be necessary to approve, effect and implement the Offer by BidCo and the transfer of the Heineken Acquired Businesses to Heineken;

   B. the European Commission indicating that it will not initiate proceedings under Article 6 (1) (c) of the EC Merger Regulation in relation to the proposed transfer of the Heineken Acquired Businesses to Heineken or the proposed acquisition of the Heineken Acquired Businesses by Heineken or the Offer or any matter arising from or relating to the Offer or Heineken's involvement in the Offer and, if the European Commission makes a referral in whole or in part under Article 9 of the EC Merger Regulation to the competent authorities in one or more Member States, it being established in terms satisfactory to Heineken (acting reasonably in a manner consistent with the Implementation Agreement)

that the proposed transfer of the Heineken Acquired Businesses to Heineken or the proposed acquisition of the Heineken Acquired Businesses by Heineken or the Offer or any matter arising from or relating to the Offer or Heineken's involvement in the Offer has been granted substantive approval (or has been deemed to have been granted such approval) in the Member State(s) concerned; and for these purposes the grant of a derogation or other provision of law, or statement by or indication from the European Commission or a competent authority of a Member State, permitting completion of the acquisition to occur in whole or in part prior to the granting of substantive approval shall be regarded as the grant of substantive approval;

C. the European Commission indicating that it will not initiate proceedings under Article 6(1)(c) of the EC Merger Regulation in relation to the proposed transfer of the Carlsberg Acquired Businesses to Carlsberg or the proposed acquisition of the Carlsberg Acquired Businesses by Carlsberg or the Offer or any matter arising from or relating to the Offer or Carlsberg's involvement in the Offer and, if the European Commission makes a referral in whole or in part under Article 9 of the EC Merger Regulation to the competent authorities in one or more Member States, it being established in terms satisfactory to Carlsberg (acting reasonably in a manner consistent with the Implementation Agreement) that the proposed transfer of the Carlsberg Acquired Businesses to Carlsberg or the proposed acquisition of the Carlsberg Acquired Businesses by Carlsberg or the Offer or any matter arising from or relating to the Offer or Carlsberg's involvement in the Offer has been granted substantive approval (or has been deemed to have been granted such approval) in the Member State(s) concerned; and for these purposes the grant of a derogation or other provision of law, or statement by or indication from the European Commission or a competent authority of a Member State, permitting completion of the acquisition to occur in whole or in part prior to the granting of substantive approval shall be regarded as the grant of substantive approval;

D. all applicable filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) or the regulations made thereunder and all applicable waiting periods under that Act or those regulations having expired, lapsed or been terminated as appropriate, in each case in connection with the Offer or any matter arising from or relating to the proposed acquisition of S&N;

E. in Russia and Ukraine,

   (i) approval being granted by the relevant authorities applying the merger control laws of such jurisdiction, or

   (ii) all or any relevant waiting periods in such jurisdiction having expired, lapsed or been terminated as appropriate,

   in respect of any mandatory merger control consent which would otherwise have the effect of making unlawful or otherwise prohibiting any or all of: (A) the Offer (in so far as it is considered to be separately subject to merger control in that jurisdiction); (B) the proposed transfer of the Heineken Acquired Businesses to Heineken or the proposed acquisition of the Heineken Acquired Businesses by Heineken; (C) the proposed transfer of the Carlsberg Acquired Businesses to Carlsberg or the proposed acquisition of the Carlsberg Acquired Businesses by Carlsberg; or (D) any matter arising from or relating to any of the foregoing;

F. all other Authorisations, which are necessary in any relevant jurisdiction and which are material for or in respect of the Offer or the proposed acquisition of any shares or other

securities in, or control or management of any member of the Wider S&N Group by BidCo or any member of the Wider Carlsberg Group or Wider Heineken Group or the carrying on by any member of the Wider S&N Group of its business, having been obtained, in terms and in a form satisfactory to Carlsberg and Heineken (acting reasonably in a manner consistent with the Implementation Agreement), from all appropriate Third Parties and such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same in connection with the Offer or any other matter arising from the proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider S&N Group by BidCo or any member of the Wider Carlsberg Group or Wider Heineken Group;

G. all material notifications, filings and applications which are necessary having been made, all material appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all material and necessary statutory and regulatory clearances in any relevant jurisdiction having been obtained in terms and in a form satisfactory to Carlsberg and Heineken (acting reasonably in a manner consistent with the Implementation Agreement), in each case in connection with the Offer or any matter arising from the proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider S&N Group by BidCo or any member of the Wider Carlsberg Group or Wider Heineken Group, unless otherwise waived by BidCo, and no temporary restraining order, preliminary or permanent injunction or other order threatened or issued and being in effect by a court or other Third Party of competent jurisdiction which has the effect of making the Offer illegal or otherwise prohibiting the consummation of the Offer or any matter arising from the proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider S&N Group by BidCo or any member of the Wider Carlsberg Group or Wider Heineken Group;

H. except as contemplated by the Implementation Agreement, no Third Party having intervened (as defined below) and there not continuing to be outstanding any decision or order of any Third Party which would or might be reasonably expected to:

  i. make the Offer or its implementation or the acquisition or proposed acquisition by BidCo or any member of the Wider Carlsberg Group or Wider Heineken Group of any shares or other securities in, or control or management of, any member of the Wider S&N Group, void, illegal or unenforceable in any jurisdiction, or otherwise materially directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose material additional conditions or obligations with respect to the Offer or such acquisition, or otherwise materially impede, challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the proposed acquisition of any S&N Shares or the acquisition of control or management of S&N or the Wider S&N Group by BidCo;

  ii. materially limit or delay, or impose any material limitations on, the ability of BidCo or any member of the Wider Heineken Group or Wider Carlsberg Group or any member of the Wider S&N Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider S&N Group;

iii. require any divestiture by BidCo or any member of the Wider Heineken Group or Wider Carlsberg Group of any shares or other securities in any member of the Wider S&N Group to an extent which is material in the context of the Wider S&N Group taken as a whole;

iv. require any divestiture by BidCo or any member of the Wider Heineken Group or Wider Carlsberg Group (in each case, as a result of the Offer) or by any member of the Wider S&N Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses (or any of them) or to own or control any of their respective businesses, assets or properties or any part thereof to an extent which is material in the context of the Wider Heineken Group, the Wider Carlsberg Group or the Wider S&N Group, as the case may be in each case, taken as a whole;

v. require BidCo, any member of the Wider Heineken Group or any member of the Wider Carlsberg Group or any member of the Wider S&N Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) or interest in any member of the Wider S&N Group owned by any Third Party (other than in the implementation of the Offer) if such acquisition would be material in the context of the Wider S&N Group taken as a whole;

vi. limit the ability of BidCo or any member of the Wider Heineken Group or Wider Carlsberg Group or any member of the Wider S&N Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any member of the Wider S&N Group to be acquired by Heineken or Carlsberg, as the case may be, in each case in a manner which is material in the context of the Scheme, or as the case may be, in the context of the Wider S&N Group or the Wider Heineken Group or Wider Carlsberg Group, in each case, taken as a whole;

vii. impose any limitation on the ability of any member of the Wider S&N Group to conduct or integrate or co-ordinate its business, or any part of it, with the business of any other member, to an extent which is material in the context of the Wider S&N Group taken as a whole; or

viii. otherwise adversely affect any or all of the business, assets, profits or financial or trading position of any member of the Wider S&N Group to an extent which is material in the context of the Scheme or, as the case may be, in the context of the Wider S&N Group taken as a whole,

and all applicable waiting and other time periods (including any extensions of such waiting and other time periods) during which any Third Party could intervene in a manner material in the context of the Offer under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate);

I. since 31 December 2006 and except as disclosed in S&N's annual report and accounts for the year then ended or as publicly announced by S&N prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed prior to the date of this announcement to BidCo or its advisers by or on behalf of S&N, there being no provision of any arrangement, agreement, licence, permit, lease, franchise or other instrument to which any member of the Wider S&N

Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the proposed acquisition of any shares or other securities in, or control or management of S&N or any other member of the Wider S&N Group by BidCo or any member of the Wider Carlsberg Group or Wider Heineken Group or otherwise, would or might reasonably be expected to result (in each case to an extent which is material in the context of the Scheme or, as the case may be, in the context of the Wider S&N Group taken as a whole) in:

i. any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider S&N Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity date or repayment date or the ability of any member of the Wider S&N Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

ii. the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider S&N Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

iii. any such arrangement, agreement, licence, permit, lease, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider S&N Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

iv. any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider S&N Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider S&N Group or any right arising under which any such asset or interest could be required to be disposed of or charged could cease to be available to any member of the Wider S&N Group;

v. any member of the Wider S&N Group ceasing to be able to carry on business under any name under which it presently does so;

vi. the creation of liabilities (actual or contingent) by any member of the Wider S&N Group;

vii. the rights, liabilities, obligations or interests of any member of the Wider S&N Group under any such arrangement, agreement, licence, permit, lease, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected or any adverse action taken;

viii. the financial or trading position or the value of any member of the Wider S&N Group being prejudiced or adversely affected; or

J. since 31 December 2006 and except as disclosed in S&N's annual report and accounts for the year then ended or as otherwise publicly announced by S&N prior to the date of

this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement to BidCo or its advisers by or on behalf of S&N, no member of the Wider S&N Group having:

i. issued or agreed to issue, or authorised the issue or grant of, additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities or transferred or sold any shares out of treasury, other than:

   a) to other members of the S&N Group; or

   b) options granted or awards made or shares issued pursuant to the exercise of options or the vesting of awards in each case granted under the S&N Share Schemes or under an employee's terms of employment;

ii. purchased or redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect of the matters mentioned in paragraph (i) above, made or authorised any other change to any part of its share capital;

iii. recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to a member of the S&N Group);

iv. except as between members of the S&N Group, made or authorised or announced any intention to propose any change in its loan capital;

v. merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised or announced any intention to propose the same to an extent, which in any case is material in the context of the Wider S&N Group taken as a whole, in each case other than in the ordinary course of business and save for any transaction between members of the S&N Group;

vi. issued, agreed to issue or authorised the issue of, or made any change in or to, any debentures or incurred or increased any indebtedness or liability (actual or contingent), in each case other than as between members of the S&N Group and other than indebtedness incurred in the normal course of business and in each case to an extent which is material in the context of the Wider S&N Group taken as a whole;

vii. entered into, varied, or authorised or announced any intention to enter into or vary any contract, agreement, transaction, arrangement or commitment other than in the ordinary course of business (whether in respect of capital expenditure or otherwise) which:

   a) is of a long term, onerous or unusual nature or magnitude or which involves or could reasonably be expected to involve an obligation of such nature or magnitude; or

b) restricts or could reasonably be expected to restrict the business of any member of the Wider S&N Group or the Wider Carlsberg Group or the Wider Heineken Group;

(which in any case is material in the context of the Wider S&N Group taken as a whole);

viii. entered into, implemented, effected or authorised or announced its intention to implement, any reconstruction or amalgamation;

ix. other than by way of a solvent winding-up in respect of a member which is dormant at the relevant time, taken any corporate action or had any step, application, filing in court, notice or legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

x. been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

xi. waived, settled or compromised any claim which is material in the context of the Wider S&N Group taken as a whole;

xii. made any alteration to its memorandum or articles of association or other incorporation documents which would be material in the context of the Scheme;

xiii. made or agreed or consented to any material change (other than a change resulting from amendments to relevant legislation) to:

a) the terms of the trust deeds constituting the pension scheme(s) established by any member of the S&N Group for its directors, employees or their dependants; or

b) the contributions payable to any such schemes and/or the benefits which accrue or to the pensions which are payable thereunder; or

c) the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

d) the basis upon which the liabilities (including pensions) of such pension schemes are funded or valued;

xiv. proposed, agreed to provide or materially modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider S&N Group; or

xv. entered into any contract, agreement, commitment, transaction or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 3(J);

K. since 31 December 2006 and except as disclosed in S&N's annual report and accounts for the year then ended or as otherwise publicly announced by S&N prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement to BidCo or its advisers by or on behalf of S&N, in each case to an extent which is material in the context of the Wider S&N Group taken as a whole:

   i. there having been no adverse change or deterioration in the business, assets, financial or trading position or profits or operational performance of any member of the Wider S&N Group;

   ii. no contingent or other liability of any member of the Wider S&N Group having arisen or become apparent or increased, which in any case would be likely to adversely affect any member of the Wider S&N Group;

   iii. no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider S&N Group is or may become a party (whether as claimant, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider S&N Group, which in any case might be reasonably expected to adversely affect any member of the Wider S&N Group;

   iv. no steps having been taken which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence, permit, consent or authorisation held by any member of the Wider S&N Group which is necessary for the proper carrying on of its business;

   v. (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider S&N Group; and

   vi. no contingent or other liability in respect of any member of the Wider S&N Group having arisen or become apparent to S&N;

L. since 31 December 2006 and except as disclosed in S&N's annual report and accounts for the year then ended or as otherwise publicly announced by S&N prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement to BidCo or its advisers by or on behalf of S&N, BidCo not having discovered in each case to an extent which is material and adverse in the context of the Wider S&N Group taken as a whole:

   i. that any financial or business or other information concerning the Wider S&N Group disclosed at any time by or on behalf of any member of the Wider S&N Group is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading; or

ii. that any member of the Wider S&N Group or any partnership, company or other entity in which any member of the Wider S&N Group has a significant economic interest and which is not a subsidiary undertaking of S&N, is subject to any liability (actual or contingent) which is not disclosed in S&N's annual report and accounts for the financial year ended 31 December 2006; or

iii. any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider S&N Group;

M. since 31 December 2006 and except as disclosed in S&N's annual report and accounts for the year then ended or as otherwise publicly announced by S&N prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement to BidCo or its advisers by or on behalf of S&N, BidCo not having discovered that:

i. any past or present member of the Wider S&N Group has not complied with any and all applicable legislation, common law or regulations of any jurisdiction or any notice, order or requirement with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, presence, release, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, presence, release, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider S&N Group which in any case is material in the context of the Wider S&N Group taken as a whole;

ii. there is, or is likely to be, for that or any other reason whatsoever, any obligation or liability, whether actual or contingent, of any past or present member of the Wider S&N Group to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider S&N Group or any other property or any controlled waters under any environmental legislation, common law, regulation, notice, circular, order or other lawful requirement of any relevant authority or Third Party or otherwise which in any case is material in the context of the Wider S&N Group taken as a whole; or

iii. circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider S&N Group which in any case is material in the context of the Wider S&N Group taken as a whole.

4. Subject to the requirements of the Panel, BidCo reserves the right to waive all or any of Conditions 3(A) to 3(M) inclusive, in whole or in part. The Scheme will not become effective unless all Conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by BidCo to be or remain satisfied by no later than 8 July 2008 (or such later date as BidCo, S&N, the Panel and, if required, the Court, may allow). BidCo shall be under no obligation to waive or treat as fulfilled any of Conditions 3(A) to 3(M) inclusive by a date

earlier than the date specified in Condition 1 for the fulfilment thereof, notwithstanding that other of Conditions 3(A) to 3(M) inclusive may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

5. If BidCo is required by the Panel to make an offer for any S&N Shares under Rule 9 of the City Code, BidCo may make such alterations to the above Conditions as are necessary to comply with that Rule.

PART B: Terms of the Offer

1. The Offer will:

(i) in the case of a Scheme, not proceed if, before the date of the Court Meeting and the EGM: (a) the Offer is referred to the Competition Commission in the United Kingdom; or (b) the European Commission initiates proceedings under Article 6(1)(c) of the EC Merger Regulation in relation to the Offer save in circumstances where the European Commission does not require the Offer to lapse; or

(ii) in the case of a takeover offer, lapse if, before the first closing date of the offer or the date when the Offer becomes or is declared unconditional as to acceptances (whichever is the later): (a) the Offer is referred to the Competition Commission in the United Kingdom; or (b) the European Commission initiates proceedings under Article 6(1)(c) of the EC Merger Regulation in relation to the Offer save in circumstances where the European Commission does not require the Offer to lapse.

If the Offer does so lapse, not only will the Offer cease to be capable of further acceptance but also the S&N Shareholders and BidCo will thereafter cease to be bound by prior acceptances.

BidCo reserves the absolute right to elect to implement the Offer by way of a takeover offer (as such term is defined in Part 28 of the Companies Act 2006) as it may determine in its absolute discretion. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation and subject to the consent of the Panel) an acceptance condition set at 90 per cent. (or such lesser percentage (being more than 50 per cent.) as BidCo may decide) of (i) the S&N Shares to which such offer relates and (ii) the voting rights normally exercisable at a general meeting of S&N, including for this purpose, any such voting rights attaching to S&N Shares that are unconditionally allotted or issued before the takeover offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise), so far as applicable, as those which would apply to the Scheme.

For the purpose of these Conditions, a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or after the date of this announcement has made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or otherwise having done anything, in each case which is material in the context of the Offer, and "intervene" shall be construed accordingly.

APPENDIX II

1. The value attributed to the existing issued share capital of S&N is based upon 947, 467,862 S&N Shares. S&N announced on 14 January 2008 that there was 947, 467,862 S&N Shares in issue. The value attributed to the entire issued and to be issued share capital of S&N is based upon the aggregate of (i) that number of S&N Shares in issue as at close of business on 14 January 2008, and (ii) an additional 28 million S&N Shares issuable on the exercise of share options as at 31 December 2006 sourced from S&N's 2006 annual report and accounts.

2. The financial information relating to S&N has been extracted or provided (without material adjustment) from S&N's annual report and accounts for the year ended 31 December 2006 and S&N's interim report for the six-month period ended 30 June 2007.

3. The financial information relating to Carlsberg has been extracted or provided (without material adjustment) from the audited consolidated financial statements of Carlsberg for the year ended 31 December 2006.

4. The financial information relating to Heineken has been extracted or provided (without material adjustment) from the audited consolidated financial statements of Heineken for the year ended 31 December 2006.

5. All prices for S&N Shares have been derived from the Daily Official List and represent the Closing Price on the relevant date.

6. S&N's 2006 EV / EBITDA multiple of 14.3x is based on S&N's 2006 EBITDA of £715 million sourced from S&N's 2006 annual report and an enterprise value of £10.2 billion calculated as follows:

   a. the fully diluted equity value of S&N as calculated in paragraph 1 above; and

   b. the sum of (i) S&N's financial net debt as at 31 December 2006 of £1,912 million sourced from S&N's 2006 annual report, (ii) £221 million being 50 per cent. of BBH net debt as at 31 December 2006, sourced from S&N's 2006 preliminary results presentation and converted into sterling at the euro sterling exchange rate of 0.6738 as at 31 December 2006 sourced from Factset, (iii) net pension deficit of £280 million sourced from S&N's 2006 annual report, (iv) £75 million being the proceeds from options and cash proceeds from shares held in trusts as per S&N's 2006 annual report, and (v) minority interests in joint ventures of £77 million and minority interests in associates of £1 million sourced from S&N's 2006 annual report.

7. The enterprise value and EBITDA of the Carlsberg Acquired Businesses are sourced from Carlsberg estimates.

8. The enterprise value and EBITDA of the Heineken Acquired Businesses are sourced from Heineken estimates.

9. An exchange rate of 9.9876 is used to convert DKK to Sterling, sourced from Factset as at 24 January 2008.

APPENDIX III

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following directors of S&N have given irrevocable undertakings as described in paragraph 13 of this announcement in respect of the number of S&N Shares set out below:

Name	Number of S&N Shares	Per cent. of S&N's Issued Share Capital
Sir Brian Stewart	110,036	0.01
John Dunsmore	120,258	0.01
Ian McHoul	65,025	0.01
John Nicolson	98,155	0.01
Stephen Glancey	57,808	0.01
Philip Bowman	20,000	0.00
Erik Hartwall	6,000,000	0.63
Sir Ian Robinson	3,000	0.00
Henrik Therman	3,055,859	0.32
Brian Wallace	1,300	0.00
Total	**9,531,441**	1.01

In addition, the directors of S&N have agreed that the undertaking to vote in favour of the Scheme and the resolutions at the Court Meeting and the EGM will extend to shares issued to them before the Offer becomes effective on the exercise of certain options.

APPENDIX IV
DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

Authorisations	authorisations, orders, directions, rules, grants, recognitions, determinations, certifications, confirmations, consents, licences, clearances, provisions, permissions and approvals
BBH	Baltic Beverages Holding AB
BidCo	Sunrise Acquisitions Limited, a Jersey company jointly owned by Heineken and Carlsberg
Business Day	a day, not being a public holiday, Saturday or Sunday, on which clearing banks in London are open for normal business
Capital Reduction	the proposed reduction of the share capital of S&N in connection with the Scheme
Carlsberg	Carlsberg A/S, a Danish Corporation listed on the Copenhagen Stock Exchange
Carlsberg Acquired Businesses	means the businesses of the Wider S&N Group operating in the Carlsberg Countries subject to the terms and conditions of the consortium agreement entered into between Carlsberg and Heineken
Carlsberg Countries	means China, France, Greece, Russia, Belarus, Estonia, Latvia, Lithuania, Kazakhstan, Ukraine, Uzbekistan and Vietnam
Carlsberg Foundation	the Carlsbergfondet, founded by J.C. Jacobsen in 1876
Carlsberg Group	Carlsberg and its subsidiary undertakings
City Code or Code	the City Code on Takeovers and Mergers
Closing Price	the closing middle market price of an S&N Share as derived from the Daily Official List
Companies Act	the Companies Act 1985 (as amended or replaced)
Conditions	the conditions to the implementation of the Offer, as set out in Appendix I of this announcement and to be set out in the Scheme Document
Consortium	Carlsberg and Heineken
Court	the Court of Session in Edinburgh, Scotland
Court Hearing	the hearing by the Court of the petition to sanction the Scheme, to confirm the Capital Reduction and to grant the Final Court Order

Court Meeting	the meeting or meetings of S&N Shareholders to be convened by order of the Court pursuant to section 425 of the Companies Act to approve the Scheme (with or without amendment) including any adjournment or postponement of any such meeting
Credit Suisse	Credit Suisse Securities (Europe) Limited
Daily Official List	the daily official list of the London Stock Exchange
Danske Bank	Danske Bank A/S
Deutsche Bank	Deutsche Bank AG
DKK	Danish Krone
EBIT	earnings before interest and tax
EBITDA	earnings before interest, tax, depreciation and amortisation
EC Merger Regulation	Council Regulation (EC) No. 139/2004
Effective Date	the date on which the Scheme becomes effective
EGM (or Extraordinary General Meeting)	the extraordinary general meeting of S&N Shareholders (or any adjournment thereof) to be convened to consider and, if thought fit, pass certain resolutions required to implement the Capital Reduction and certain other matters relating to the Scheme and the Offer
Final Court Order	the order of the Court sanctioning the Scheme under section 425 of the Companies Act, confirming the Capital Reduction under section 137 of the Companies Act and authorising the re-registration of S&N as a private company under section 139 of the Companies Act
Heineken	Heineken N.V., a Dutch Corporation listed on the Euronext Amsterdam Stock Exchange
Heineken Acquired Businesses	means the businesses of the Wider S&N Group operating in the Heineken Countries subject to the terms and conditions of the consortium agreement entered into between Carlsberg and Heineken
Heineken Countries	means Belgium, Finland, India, Ireland, Portugal, United Kingdom and US
Heineken Group	Heineken and its subsidiary undertakings
Heineken Holding	Heineken Holding N.V.
Heineken Holding Shareholders' Meeting	the general shareholders' meeting and the meeting of priority shareholders of Heineken Holding to be convened to consider, and if thought fit, approve, effect and implement the Offer by BidCo and the transfer of the Heineken Acquired Businesses to Heineken

Heineken Shareholders' Meeting	the general shareholders' meeting of Heineken to be convened to consider, and if thought fit, approve, effect and implement the Offer by BidCo and the transfer of the Heineken Acquired Businesses to Heineken
Implementation Agreement	Implementation agreement entered into by BidCo and S&N on 25 January 2008
Lehman Brothers	Lehman Brothers Europe Limited or Lehman Brothers Commercial Paper Inc, as the context requires
Listing Rules	the listing rules of the UK Listing Authority (as amended from time to time)
London Stock Exchange	London Stock Exchange plc
Meetings	the Court Meeting and the Extraordinary General Meeting
Member State	a member state of the European Union
Nordea	Nordea Bank AB (publ)
Offer	the proposed offer by BidCo to acquire S&N to be implemented by way of the Scheme and the other matters relevant thereto to be considered at the Court Meeting and the Extraordinary General Meeting or, subject to the consent of the Panel, by way of takeover offer
Official List	the Official List of the UK Listing Authority
Panel	the Panel on Takeovers and Mergers
Pence or £	the lawful currency of the United Kingdom
Registrar of Companies	the Registrar of Companies for Scotland
Rothschild	N M Rothschild & Sons Limited
S&N	Scottish & Newcastle plc
S&N Group	S&N and its subsidiary undertakings
S&N Shareholders	registered holders of S&N Shares from time to time
S&N Share Schemes	the Scottish & Newcastle Executive Share Option Scheme 1994, the Scottish & Newcastle Savings Related Share Option Scheme 2000, the Scottish & Newcastle Share Incentive Plan 2002, the Scottish & Newcastle Performance Share Plan, the Scottish & Newcastle Restricted Share Plan 2002, the Scottish & Newcastle Global Share Plan, the Scottish & Newcastle Irish Approved Employee Profit Sharing Scheme and the Scottish & Newcastle Irish Savings Related Share Option Scheme
S&N Shares	ordinary shares of 20 pence each in the capital of S&N

Scheme	the scheme of arrangement proposed to be made under section 425 of the Companies Act between S&N and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by BidCo
Scheme Document	the document containing and setting out, *inter alia*, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and Extraordinary General Meeting
Scheme Shareholders	the holders of Scheme Shares
Scheme Shares	S&N Shares: (i) in issue at the date of the Scheme Document; (ii) (if any) issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and (iii) (if any) issued on or after the Scheme Voting Record Time and at or prior to 6.00 pm (London time) on the day before the Court Hearing either on terms that the original or any subsequent holders thereof shall be bound by the Scheme and/or in respect of which the holders thereof shall have agreed to be bound by the Scheme, but excluding any S&N Shares held by Heineken, Carlsberg or BidCo
Scheme Voting Record Time	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined
SEC	the US Securities and Exchange Commission
Subsidiary, subsidiary undertaking, associated undertaking and undertaking	have the meanings ascribed to them under the Companies Act
Substantial Interest	a direct or indirect interest of 10 per cent. or more of the equity share capital (as defined in the Companies Act) in a company or undertaking or equivalent
Third Party	any central bank, ministry, government, government department, governmental, quasi-governmental (including the European Union), supranational, statutory regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body or other authority, trade agency, association, institution or professional or environmental body in any relevant jurisdiction, including for the avoidance of doubt, the Panel
UBS or UBS Investment Bank	UBS Limited
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Listing Authority	The Financial Services Authority acting in its capacity as the competent authority for listing under the Financial Services and Markets Act 2000
US or United States	the United States of America, its territories and possessions, any State of the United States of America and the District of Colombia
US Exchange Act	the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder
Wider Carlsberg Group	Carlsberg and the subsidiaries and subsidiary undertakings of Carlsberg and associated undertakings (including any joint venture, partnership, firm or company) in which any member of the Carlsberg Group is interested or any undertaking in which Carlsberg and such undertakings (aggregating their interests) have a Substantial Interest
Wider Heineken Group	Heineken and the subsidiaries and subsidiary undertakings of Heineken and associated undertakings (including any joint venture, partnership, firm or company) in which any member of the Heineken Group is interested or any undertaking in which Heineken and such undertakings (aggregating their interests) have a Substantial Interest
Wider S&N Group	S&N and the subsidiaries and subsidiary undertakings of S&N and associated undertakings (including any joint venture, partnership, firm or company) in which any member of the S&N Group is interested or any undertaking in which S&N and such undertakings (aggregating their interests) have a Substantial Interest

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this announcement. All references to time in this announcement are to London time unless otherwise stated.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Scottish & Newcastle agrees to extend discussions with Heineken and Carlsberg

Amsterdam, 24 January 2008 - Scottish & Newcastle plc ("S&N"), Heineken N.V. ("Heineken") and Carlsberg A/S ("Carlsberg") (together the "Consortium") confirm that S&N has agreed to extend its discussions with the Consortium in relation to a possible recommended offer for S&N at 800 pence per share. The parties have approached the Panel to request a further short extension to the Put up or Shut up deadline to 12 noon on 25 January 2008. In agreeing to this extension to the deadline, the Consortium has reaffirmed the price at which it is contemplating an offer is 800 pence per share, confirmed that its due diligence is complete, that it has reached an agreement with the trustees of the UK pension fund and that its financing is fully committed. The Consortium's proposal remains subject to certain pre-conditions, including finalisation of its Consortium Agreement and agreement of satisfactory conditions to any offer.

Shareholders should be aware that there can be no certainty that a formal offer will be made. A further announcement will be made as appropriate.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Heineken for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership

or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

END

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Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433